Exhibit 99.9

Ed Saunders, P.Eng.
SRK Consulting (Canada) Inc.
22nd Floor, 1066 West Hastings Street
Vancouver, BC V6E 3X2

CONSENT of QUALIFIED PERSON

I, Edward Saunders, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 12 March 2020 (the “Technical Report”) by New Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release of New Gold Inc. dated 13 February 2020 titled “New Gold Releases Updated Life of Mine Results for the Rainy River and New Afton Mines” (the “News Release”).

I certify that I have read the News Release filed by New Gold Inc. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 17th March 2020

(Signed) Edward Saunders (Sealed)
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Edward Saunders, P.Eng.
Senior Consultant, Mining Rock Mechanics
SRK Consulting (Canada) Inc.